Exhibit 12.1

Statement Re: Computation of Earnings to

Combined Fixed Charges and Preferred Stock Dividends

Amounts in thousands

	Year ended December 31,
	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before noncontrolling interest in consolidated subsidiaries and income from equity investees	$86,971	$69,524	$47,185	$27,654	$30,579
Add: Income tax expense	927	936	1,326	1,524	1,131
Add: Fixed charges	39,024	32,720	33,547	38,848	32,007
Add: Distributed income of equity investees	3,123	2,630	2,184	944	494
Less: Capitalized interest	(84)	(113)	(149)	(72)	(83)
Preferred dividend requirements of consolidated subsidiaries	—	—	—	—	—

Earnings (1)	129,961	105,697	84,093	68,898	64,128

Fixed charges:
Interest expense	33,719	31,166	32,330	37,365	30,681
Amortization of financing fees	859	834	836	1,184	1,030
Capitalized interest	84	113	149	72	83
Estimate of interest included in rent expense	4,362	607	232	227	213
Preferred stock dividends	—	—	—	—	—

Fixed charges (2)	$39,024	$32,720	$33,547	$38,848	$32,007

Ratio of earnings to combined fixed charges and preferred stock dividends (1)/(2)	3.33	3.23	2.51	1.77	2.00